Navitas Semiconductor Corporation
3520 Challenger Street
Torrance, California 90503-1640

March 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Navitas Semiconductor Corporation
Registration Statement on Form S-8 (File No. 333-277685)
Form RW - Application for Withdrawal
Ladies and Gentlemen:

On March 6, 2024, Navitas Semiconductor Corporation (the “Registrant”) filed a registration statement on Form S-8 (File No. 333-277685; Accession No. 0001821769-24-000020) (together with the exhibits thereto, the “Registration Statement”). The Registration Statement was filed pursuant to General Instruction E of Form S-8 to register additional securities of the same class as other securities for which a registration statement filed on Form S-8 relating to an employee benefit plan is effective.

The Registration Statement was inadvertently filed prior to the filing, also on March 6, 2024, of the Registrant’s annual report on Form 10-K for the year ended December 31, 2023 (Accession No. 0001821769-24-000024) (the “Form 10-K”). Accordingly, pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), the Registrant respectfully requests the immediate withdrawal of the Registration Statement. The Registrant confirms that the Registration Statement became effective upon filing; however, no securities have been sold under the Registration Statement. Shortly after filing this request for withdrawal, the Registrant will file a new registration statement on Form S-8 (together with the exhibits thereto, the “New Registration Statement”), registering the same securities as the Registration Statement, which will include currently dated consents to the inclusion of materials incorporated by reference to the Form 10-K.

In accordance with Rule 457(p) under the Securities Act, the Registrant also respectfully requests that all fees paid in connection with the filing of the Registration Statement be credited to the Registrant’s account, to be offset against the filing fee for the New Registration Statement and other future registration statements of the Registrant.

If you have questions regarding this request for withdrawal, please contact the undersigned officer of the Registrant at (844) 654-2642. Thank you for your assistance with this request.

Yours very truly,

NAVITAS SEMICONDUCTOR CORPORATION

By:	/s/ Paul D. Delva
Paul D. Delva
Sr. V.P., General Counsel and Secretary